FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 14, 2016

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED INCOME SECURITIES TRUST (the “Trust”)

Federated Floating Rate Strategic Income Fund

Class R6 Shares

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Sir or Madam:

On behalf of the Registrant, I hereby submit this application for withdrawal of Amendment No. 169 to the Registrant’s Registration Statement filed on Form N-1A on December 14, 2016 at 10:14 a.m. under ACCESSION NUMBER: 0001623632-16-004366.

This withdrawal is being requested due to a clerical error on the facing page.

We, therefore, respectfully request, pursuant to Rule 477(a) of the Securities Act of 1933, the Securities and Exchange Commission to withdraw the above referenced filing.

If you have any questions regarding this application for withdrawal, please contact Terri L. Kerr at (724) 720-8828.

Very truly yours,

/s/

George F. Magera

Assistant Secretary